  This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information in this registration statement is subject to completion or amendment.

   As filed with the Securities and Exchange Commission on October 31, 2000.

________________________________________________________________________________


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 _____________________________________________

                                AMENDMENT NO. 1
                                      TO
                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                 _____________________________________________

                               VillageEDOCS, Inc.
                 _____________________________________________
              (Exact Name of Registrant As Specified in Charter)

               California                            33-0668917
     ------------------------------      ------------------------------------
       (State or jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)


14471 Chambers Road, Suite 105, Tustin, California          92780
--------------------------------------------------       ----------
     (Address of principal executive offices)            (Zip Code)

      Registrant's telephone number, including area code: (714) 734-1030

       Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          To be so registered                Each class is to be registered

                  N/A                                    N/A
                  ---                                    ---

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock    (no par value)

                               (Title of Class)


                       Total Number of Pages:      63
                       Index to Exhibits at Page:  32

                               TABLE OF CONTENTS

                                     PART I

                                                                                         PAGE NO.
                                                                                         --------
   ITEM 1.    Description of Business                                                      4
                  Overview                                                                 4
                  Our Services                                                             5
                  Services Development                                                     7
                  Marketing and Customers                                                  7
                  Sales                                                                    9
                  Competition                                                              9
                  Product Liability Insurance                                              10
                  Employees                                                                10
                  Risk Factors                                                             11

   ITEM 2.    Management's Discussion and Analysis of Financial
                  Condition and Results of Operations                                      16
                  Income Statement Data                                                    17
                  Balance Sheet Data                                                       17
                  Results of Operations                                                    17
                  Liquidity                                                                19
                  Capital Resources                                                        20

   ITEM 3.    Description of Property                                                      21

   ITEM 4.    Security Ownership of Certain Beneficial Owners and
                  Management                                                               21

   ITEM 5.    Directors, Officers, and Control Persons                                     22
                  Directors and Executive Officers of the Company                          22
                  Business Experience of Executive Officers
                  and Directors                                                            23
                  Board of Directors                                                       24

   ITEM 6.    Executive Compensation                                                       24
                  Summary Compensation Table                                               24
                  Employment and Other Agreements                                          25
                  Fiscal Year End Option Values and Exercises                              25
                  Stock Options                                                            25
                  Board of Director Compensation                                           26

   ITEM 7.    Certain Relationships and Related Transactions                               26

   ITEM 8.    Description of Securities                                                    27
                  Common Stock                                                             27

                                    PART II
                                                                                       PAGE NO.
                                                                                       --------
     ITEM 1.   Market Price of and Dividends on the Registrant's
                    Common Stock and Other Shareholder Matters                             28
                    Market Price of Registrant's Common Stock                              28
                    Dilution and Absence of Dividends                                      28
                    Shareholders                                                           28

     ITEM 2.   Legal Proceedings                                                           28

     ITEM 3.   Changes In and Disagreements With Accountants on
                    Accounting and Financial Disclosure                                    29

     ITEM 4.   Recent Sales of Unregistered Securities                                     29

     ITEM 5.   Indemnification of Officers and Directors                                   30


                                   PART F/S

     Financial Statements and Supplementary Data                                           31


                                   PART III

     ITEM 1.   Financial Statements                                                        32

     ITEM 2.   Index of Exhibits                                                           32

FORWARD-LOOKING INFORMATION

This Registration Statement on Form 10 includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on our beliefs and assumptions, and on information currently available to us. The words "anticipated," "believe," "expect," "plan," "intended," "seek," "estimate," "project," "will," "could," "may," and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow. Such statements reflect the Company's current views with respect to future events and financial performance and involves risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond the Company's control, including, without limitation, the risks described under the caption "DESCRIPTION OF BUSINESS- RISK FACTORS." Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.

                       ITEM 1.   DESCRIPTION OF BUSINESS

OVERVIEW

VillageEDOCS, Inc. (the "Company" or "We") is incorporated in the State of California. The Company was originally incorporated in 1995 in Delaware as SoftTek Inc. In August 1997, we changed our name to SoftTek Technologies Inc. and reincorporated in California. In 1999 we changed our name to VillageFax.com, Inc., and then, as of July 11, 2000, to VillageEDOCS, Inc. Until late 1998, the Company provided product marketing services and fax server products; however, we no longer provide these services or products. We now provide worldwide Internet-based business-to-business fax services. Our Internet Fax Service enables a user to send a fax to an individual or to a broadcast list of thousands through their familiar web browser (i.e. Microsoft Explorer, Netscape Navigator, etc.) or e-mail package (i.e. Microsoft Exchange, Netscape Mail, Eudora, etc.). We began offering our Internet Fax Service on a limited basis in late 1998. We chose to introduce it on a small scale because of lack of marketing funds and to provide us with the opportunity to identify and correct any problem areas with our service and to determine how to best serve the needs of our clients. During this period our clients included California State Automobile Association, Catalog City, and Hill and Knowlton, all of which currently remain clients.

In May 1999, the Company raised $2.3 million through the sale of our common stock. We used this capital to make improvements to our service and to make it capable of supporting a growing client base. In late 1999 we directed our efforts to building a sales organization capable of developing relationships with indirect sales channels, such as value added resellers, application service providers and indirect software vendors. Our limited financial resources have forced us to limit our marketing efforts, resulting in only modest sales growth during 2000.

We provide Internet Fax Services that integrate with existing Internet-connected systems within companies where invoices, statements, purchase orders, ticket confirmations, and other key documents originate. Our services give our clients the ability to manage the exploding volume of documents and the complexities of efficiently and effectively delivering and receiving documents. We offer an extensive set of features that enable our clients to quickly and easily broadcast documents to any size list of recipients and personalize the document to each recipient. The Company's services are designed for a wide range of industries and sizes of business enterprises. Our clients currently include E-commerce providers, application service providers, manufacturing companies, value added resellers, critical weather reporting services, letter shops, public relations firms, and direct marketing organizations. These businesses require fast and reliable delivery of documents as a key activity in their critical business processes. We charge our clients a monthly fee based on the number of document pages sent and received by the client during the month.

We rent space and equipment for our service operations from GlobalCenter, Inc., Anaheim, California. The GlobalCenter facility is served by all major global carriers and is a physically, environmentally, and utility redundant site with multiple telecommunications feeds, multiple emergency power generators, and emergency fuel reserves. These fully redundant systems and emergency power provisions are designed to provide non-stop service and no single point of failure.

Personnel who manage the service operations share space with the corporate headquarters and service development organization in Tustin California. The Tustin facility also includes a technology laboratory for development, operational support, and piloting emerging services.

OUR SERVICES

VillageEDOCS offers Internet Fax Services to businesses. We offer a complete set of high quality, reliable document delivery services that can be customized to meet the specific needs of clients. We believe that our service allows companies to combine the convenience and costs savings provided by the Internet with the compatibility of conventional Fax machines. By outsourcing their document delivery needs, businesses can benefit from ease of use, savings in avoiding the need for installation of additional telephone lines for fax transmission and receipt, elimination of hard copies of documents at the point of origin, electronic filing of documents and minimizing manual handling of documents.

Our services are designed to provide the following key benefits to business enterprise clients:

  [_] Easy access via the client's preferred interfaces such as e-mail and Web browser.

  [_] Enables clients to control all aspects of their document delivery and receipt processes. Deliveries are confirmed via e-mail. To enable our users to keep their records up to date, we also notify them if a delivery is not successful.

  [_]  Clients maintain control over their proprietary databases.

  [_] Easily accessed by clients seven days a week, 24 hours a day, from any Internet-able computer.

  [_] We provide worldwide service, allowing clients to send and receive documents to and from 230 countries.

  [_] Our technical support staff is available to assist clients seven days a week, 24 hours a day.

  [_] A client's e-mail box can function as a single repository for all outbound and inbound faxes.

Although we provide sophisticated faxing capabilities, our service is easy to use. The client accesses our service through their preferred desktop applications such as their web browser (i.e. Microsoft Explorer, Netscape Navigator) e-mail package (i.e. Eudora, Microsoft Exchange, Netscape Mail), Customer Relationship Management (CRM) software (i.e. Enterprise Extensions for Lotus Notes), or Enterprise Resource Planning (ERP) software (i.e. SAP) to send faxes to an individual recipient or multiple recipients. If a client so desires, we can also create custom service ports through which they can access our service. In addition, our clients can send faxes from their desktop using a variety of applications such as CRM, ERP, and web-based E-Commerce using Internet standards such as Simple Mail Transfer Protocol (SMTP) and Hypertext Transfer Protocol (HTTP).

VillageEDOCS currently provides three primary outbound document delivery services:

  [_] Computer Automated Delivery - Enables an enterprise to automatically generate documents from their information systems to be delivered to any fax machine, which serves as a remote printer, worldwide. Examples include billing systems, call centers, customer relationship management (CRM) systems, and enterprise resource planning (ERP) systems.

  [_] Broadcast Delivery - Clients can electronically send high volumes of the same messages individually addressed to each unique recipient, which are received as a fax document.

  [_] Enterprise-Desktop Document Delivery - Clients send documents via their desktop e-mail, browser, or desktop application such as CRM, which are printed out as a fax at the recipient's location.

The Company also currently provides two primary inbound document and message delivery services:

  [_] Enterprise-Desktop Reception - Individual users can receive documents and messages via their e-mail that were sent to them by fax.

  [_] Computer Automated Reception - Clients, such as E-commerce businesses, can receive directly into their information systems bulk documents that were delivered by fax.

For outbound document delivery by fax, a client e-mails us the file containing the document or documents to be delivered together with the names and fax numbers of the recipients. Upon receipt, our technology automatically converts the file into a faxable document for delivery over telephone lines. For inbound messages the fax transmission is received via the Company's telephone lines then sent over the Internet to the client's e-mail system. When we have completed the fax delivery, our system sends the client an e-mail notification of successful transmission, retransmission, or failure of their fax. Upon failures, we include the cause of the failure and recommend solutions. Upon implementation of the recommended solutions, we then re-send the fax. If further assistance is required, it is available 24 hours a day, seven days a week through our technicians.

If a client desires secured transmission, our fax service can be secured using PGP encryption code, which is the same level of security that companies use to protect credit card and other sensitive information transmitted via the Internet.

We also offer our clients the ability to prioritize their document delivery schedules. We currently offer three different levels of service - Priority, pursuant to which documents are transmitted within 30 minutes of receipt; Express 4, in which documents are transmitted within four hours; and Express 10, which is used primarily for broadcast faxing, pursuant to which documents are transmitted within ten hours. Clients can also instruct us to begin delivery immediately, or schedule the exact time for delivery to start.

The Company provides inbound fax services to enterprises that desire a cost-effective means of handling inbound faxes. Our service enables enterprises to receive fax documents electronically. Depending upon the desire of the client, when the Company receives an inbound fax on behalf of a client, we can send the fax directly to an individual's e-mail, central administrator for further distribution, or to back office applications for processing. Once received by the client, these documents may be stored digitally, printed, forwarded, sent to another fax machine, deleted, or annotated, all with standard desktop software.

We bill our clients on a monthly basis. Our fees are based upon the quantity of documents delivered and received during the month. Our accounting and billing features allow us to offer a variety of billing options customized to fit a client's unique needs and enable the client to track, manage and control its faxing costs. For example, accounts can be created for individual users or for departments within an organization. For our clients who bill fax transmission costs to their specific projects or clients, we can provide them with the information needed to track each fax transmission.

SERVICES DEVELOPMENT

We actively and continually engage in development of additional services to offer to our existing and potential clients. The Company maintains its own technology development function that currently includes five senior software engineers. Our ability to sustain our development activities is dependent upon the availability of sufficient funds from operations or other sources such as proceeds received by the Company from the sale of common stock, bank lines of credit or other credit facilities.

MARKETING AND CUSTOMERS

Our services are designed for use by a wide range of types and sizes of business enterprises in virtually any industry. The Company's target market includes organizations of all sizes and industries that need scalable and reliable document delivery solutions for their desktop, production, and broadcast fax needs. Our target market includes end users with high volume faxing demographics as well as software provider channels and resellers who can increase the breadth of their service offerings through our Service Entry Point (SEP) Program and generate a perpetual income stream from faxes sent through their sites.

We currently have approximately 50 active clients. Approximately 70% of our 1999 revenues were derived from Catalogcity.com and, for the six months ended June 30, 2000, approximately 30% of our revenues were derived from Catalogcity.com. No other customer accounted for more than 10% of our revenues.

VillageEDOCS has historically expended only small amounts in marketing its services. We have not been able to implement an aggressive marketing strategy due to inadequate financial resources. We will need to obtain additional capital in order to fully implement our marketing plan. We have recently completed a private placement of our stock in which we raised approximately $600,000 and we have plans to privately offer convertible promissory notes in the near future. If we are successful in raising adequate additional capital, we intend to accelerate and expand our sales and marketing programs.

Through the first quarter of 1999, we relied primarily on press releases and web awareness programs to generate sales leads. This limited approach nonetheless has attracted several clients, which has resulted in a slight increase in sales beginning in the third quarter of 1999. Recently the Company initiated a direct marketing approach that has resulted in several new clients and a number of prospective clients. This approach targets specific industries in which the businesses have a need to deliver a large volume of documents as part of their key business processes. Depending upon the amount of capital we are able to obtain, our marketing activities may include some or all of the following:

  [_]  Image marketing

  [_]  Lead generation lists for identifying dealers and end-users

  [_]  Alliances with vertical market partners

  [_] Build the VillageEDOCS Brand by advertising the VillageEDOCS.com, VillageMessage.com, VillageMessenger.com, and VillageOneBox.com "Brand Names"

  [_] Enhance the Company's ability to provide services that support business process applications that generate large volumes of documents and messages

  [_]  Vertical market focused tradeshows

  [_]  Vertical market focused speaking engagements

The Company currently employs three U.S. regional sales managers and three telesales people. All our regional sales managers have been hired since July 10, 2000.

Our current efforts are directed to growing our client base primarily through indirect sales channels, such as value added resellers, application service providers and indirect software vendors. Our Regional sales managers are attempting to develop relationships with sales channels by promoting strategic sales through targeted qualified dealers under our channel partners program. This includes using the Company's telesales client care group to assist in the identification and development of dealers and clients through strategically focused lead generation and end-user support programs. The Company solicits dealers to sell its services from the following sales channel categories:

  [_] Value Added Resellers that have historically supported core business process applications for large and medium sized companies. Examples include various accounts receivable, Oracle, and Service Advertising Protocol systems.

  [_] Application Service Providers who provide business process applications that generate large volumes of business-to-business documents and messages. Examples include, a service for money managers, letter shops, Customer Relations Management (CRM), and Enterprise Resource Planning
       (ERP) systems.

  [_] Independent Software Vendors who market applications to end-users that generate large volumes of documents and messages. Examples include CRM, ERP, and Call Centers.

  [_] Information Systems Consultants who traditionally provide advice and development support to enterprises in core business process applications. Examples include oil and gas industry distribution systems and grassroots campaign organizers, among others.

As compensation for selling our services, channel partners are paid a portion of the revenues generated from their clients' use of our services. This revenue sharing arrangement may provide an incentive to our channel partners to increase their revenues by initially focusing on their existing key accounts. Our planned approach of marketing through our channel partners may provide us with the opportunity to increase our customer base without requiring us to expend significant funds on broader based sales programs. If significant sales growth results from sales obtained by our channel partners from their existing customer base, we expect to be able to further develop our sales activities. For those dealers who derive value out of selling our service under their own name, the Company can provide a Private Labeled Service Entry Point (SEP) into their service.

SALES

The Company charges its clients a monthly fee primarily based on the number of document pages sent and received during the month by the client. Sales for the fiscal year ended December 31, 1999 were $95,887. Sales for the six months ended June 30, 2000 were $129,701.

COMPETITION

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees and distribution partners. Further, there can be no assurance that the Company's competitors will not develop Internet Fax services that are equal or superior to ours, or that achieve greater market acceptance than the Company's offerings.

We believe that we can compete effectively because we offer our clients certain capabilities that much of the competition does not offer, such as the ability to render a document into a fax image at their desktop using their current programs; schedule and send transmission priority for broadcast faxes from an e-mail or browser; start and modify and restart a transmission from their desktop without assistance from our client care personnel; anytime/anywhere access; international services; use of Internet standard e-mail or browser interface; and, client care support seven days a week, 24 hours a day.

Our major competitors are Xpedite, FaxNet, and Media-Tel. These are large fax service companies that have historically focused primarily on a different market segment than the Company's service. Our primary competitors' business model requires them to control all aspects of their clients faxing efforts including specific hardware and/or software. They focus on competing by being less expensive on high volume broadcast faxing than VillageEDOCS and other competitors.

 [_] Xpedite is the largest fax service company. They focus on large volume discount faxing. They have an indirect telephony sales channel that focuses on volume discount applications. Proprietary software is required and requires the client to depend on the provider in all aspects of sending the fax.

 [_] FaxNet focuses on outsourcing their fax service to a variety of network service providers such as Regional Bell Operating Companies. Their services require proprietary software and are aimed at corporate desktop customers of their reseller.

 [_] Media-Tel, a subsidiary of enterprise messaging company AVT, operates a private network for fax delivery. User empowerment of fax delivery and management is non-existent for their discount target markets of banking and mortgage brokers.

PRODUCT LIABILITY INSURANCE

The Company maintains a $2,000,000 product liability insurance policy. No product or service legal actions have been filed against the Company and it has not received any customer complaints that could lead to litigation.

EMPLOYEES

As of July 31, 2000, the Company had 20 full-time employees including its three executive officers. These employees include nine engaged in sales and marketing, four in technology development, four in operations, and three in administration.

RISK FACTORS

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition, or operating results could be negatively affected.

Unless we can obtain additional financing we will run out of cash by mid-November 2000.

Since our inception, our operating and investing activities have used substantially more cash than they have generated. Because we will continue to need substantial amounts of working capital to fund the growth of our business, we expect to continue to experience significant negative operating and investing cash flows for the foreseeable future. We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements through mid-November 2000. This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure you that our cash resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period. We will need to raise additional capital in the future to meet our operating and investing cash requirements. We may not be able to find additional financing on favorable terms or at all. If we raise additional funds through the issuance of securities, these securities may have rights, preferences or privileges senior to those of our common stock, and our stockholders may experience additional dilution to their equity ownership.

We have a history of losses, have never been profitable, and may never achieve profitability.

We have not achieved profitability, we expect to continue to incur losses for the foreseeable future and we may never be profitable. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis.

We had no revenues from our current services until August 1998 and our independent auditors have expressed doubt over our ability to continue as a going concern.

From inception through December 31, 1999, we generated revenue of only approximately $256,225 and we incurred total expenses of approximately $4,794,933 during that same period. We have incurred net losses each year since our inception. We incurred a net loss of $1,046,171 for the six months ended June 30, 2000, $1,920,104 for 1999, and $1,140,650 for 1998. As of June 30,
2000, we had an accumulated deficit of $5,584,879.

The report of independent public accountants on our December 31, 1999 financial statements includes an explanatory paragraph stating that the recurring losses incurred from operations and a working capital deficiency raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our limited operating history makes evaluating our business and prospects difficult.

We have a limited operating history on which you can base an evaluation of our business and future prospects. You should carefully consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Our success will depend in part upon our ability to implement and execute our business and marketing strategy in our US equities business and electronic markets business. There is a risk that we will not be able to accomplish our objectives. Failure to achieve any of our objectives could negatively affect our business, financial condition and results of operations.

The market for business-to-business electronic commerce solutions is extremely competitive and we may not be able to compete effectively.

Because the business-to-business market place is highly competitive and has low barriers to entry, we cannot assure you that we will be able to compete effectively. We expect competition to intensify as current competitors expand their product offerings and new competitors like us enter the market. We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures we face will not harm our business, operating results, or financial condition.

Many of our competitors will have, and potential competitors may have, more experience developing software and matching solutions, larger technical staffs, larger customer bases, greater brand recognition, and greater financial and other resources than we have. In addition, competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. There is a risk that the business-to-business electronic commerce solutions offered by our competitors now or in the future will be perceived as superior to ours.

The Internet could become subject to regulations that affect our business.

Our business segments, both directly and indirectly, rely on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, legislation, regulations, or interpretations may be adopted in the future that constrain our own and our customers' abilities to transact business through the Internet or other electronic communications gateways. There is a risk that any additional regulation of the use of such gateways could have a material adverse effect on our business, financial condition, and operating results.

We depend on key personnel and will need to recruit new personnel as we grow.

As we attempt to expand our customer base, we will need to add additional key personnel as we continue to grow. If we cannot attract and retain enough qualified and skilled staff, the growth of our business may be limited. Our ability to provide services to clients and expand our business depends, in part, on our ability to attract and retain staff with professional experiences that are relevant to technology development and other functions we perform. Competition for personnel with these skills is intense. Some technical job categories are under conditions of severe shortage in the United States. In addition, restrictive immigration quotas could prevent us from recruiting skilled staff from outside the United States. We may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to sustain or expand our business.

We believe our future success will depend in part on the following:

  [_] the continued employment and performance of our senior management,

  [_] our ability to retain and motivate our officers and key employees, and

  [_] our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, marketing, and customer service personnel.

If we do not register "VillageEDOCS" for trademark protection, it may not be available to us and we could lose the name-recognition we have established.

We have not yet registered "VillageEDOCS" for trademark protection in the United States. There is a risk that we will not be able to obtain a trademark or, if we are successful in obtaining a trademark, we may not be able to secure significant protection for and successfully enforce the trademark. Our competitors or others may adopt product or service names similar to "VillageEDOCS", thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to adequately protect the name "VillageEDOCS" would harm our business.

If we are not able to protect our proprietary technology, our ability to compete effectively could be damaged.

Despite any precautions we may take, a third party may be able to copy or otherwise obtain and use our software or other proprietary information without authorization or develop similar software independently. We cannot assure you that the steps we have taken or will take will prevent misappropriation of our technology. Litigation may be necessary in the future to determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. This litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could harm our business.

Our business could be adversely affected if we infringe intellectual property rights of third parties.

Litigation regarding intellectual property rights is common in the software and technology industries. We have in the past received letters alleging that we are infringing the intellectual property rights of AudioFax. We do not believe the proprietary nature of the AudioFax software is critical to our current or future market competiveness. Several providers of fax service software have patent license agreements with AudioFax, and it is our understanding that our use of these other fax software platforms would indemnify us from any infringement of AudioFax patents. We currently plan to migrate to a fax software platform that is compatible with our current technology, has existing license agreements with AudioFax, and will indemnify us from infringement of AudioFax patents. This migration is subject to the Company's ability to obtain the additional capital needed for the license fees for the other fax software platforms. We may in the future be the subjects of claims for infringement, invalidity, or indemnification claims based on such claims of other parties' proprietary rights. These claims, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into royalty or licensing agreements. There is a risk that such licenses would not be available on reasonable terms, or at all. Although we believe we have the ability to use our intellectual property to operate, market, and license our existing products without incurring liability to third parties, there is a risk that our products and services infringe the intellectual property rights of third parties.

Our products and technology depend on the continued availability of licensed technology from third parties. The loss of such products and technology would significantly and adversely affect our business.

We license and will continue to license certain technology and software from third parties. These licenses are integral to our business. If any of these relationships were terminated or if any of these third parties were to cease doing business, we would be forced to spend significant time and money to replace the licensed software. We cannot assure you that we would be able to replace these licenses. This could have a material adverse effect on our business, financial condition, and operating results.

Our officers and directors may be able to influence stockholder actions.

Executive officers and directors, in the aggregate, beneficially own approximately 30% of our outstanding voting stock. These stockholders acting together may be able to significantly influence matters requiring approval by our stockholders, including the election of directors, and the approval of mergers or other business combination transactions in a manner that could conflict with our other stockholders.

Our Certificate of Incorporation limits director liability, thereby making it difficult to bring any action against them for breach of fiduciary duty.

As permitted by California law, the Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of the Company's charter provision and California law, stockholders may have limited rights to recover against directors for breach of fiduciary duty.

Penny stock regulations may impose certain restrictions on marketability of our stock.

The Securities and Exchange Commission (the "Commission) has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. As a result, our Common Stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in this Offering to sell the Company's securities in the secondary market and the price at which such purchasers can sell any such securities.

We have never paid dividends on our common stock and do not expect to pay any in the foreseeable future.

The Company has not paid any dividends on its Common Stock since its inception and does not intend to pay dividends on its Common Stock in the foreseeable future. Any earnings that the Company may realize in the foreseeable future will be retained to finance the growth of the Company.

The number of shares eligible for future sale may adversely affect the market for our common stock.

As of July 31, 2000, the Company has 13,603,459 shares of its Common Stock issued and outstanding, all of which are "restricted securities". Rule 144 of the Commission provides, in essence, that a person holding "restricted securities" for a period of one year may sell only an amount every three months equal to the greater of (a) one percent of the Company's issued and outstanding shares, or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. The amount of "restricted securities" which a person who is not an affiliate of the Company may sell is not so limited, since non-affiliates may sell without volume limitation their shares held for two years if there is adequate current public information available concerning the Company. In such an event, "restricted securities" would be eligible for sale to the public at an earlier date. The sale in the public market of such shares of Common Stock may adversely affect prevailing market prices of the Common Stock.

Outstanding options could affect the market price of our common stock.

As of July 31, 2000, there were outstanding stock options to purchase an aggregate of 1,068,793 shares of Common Stock at an exercise price of $0.20 per Share; 1,015,000 shares of Common Stock at an exercise price of $0.25 per share; 252,837 shares of Common Stock at an exercise price of $0.50 per share; 50,000 shares of Common Stock at an exercise price of $1.00 per share; and 1,075,090 shares of Common Stock at an exercise price of $2.50 per share. None of such options are available for public resale and such shares would be subject to Rule 144 of the Act upon issuance thereof. The exercise of such outstanding options will dilute the percentage ownership of the Company's stockholders, and any sales in the public market of shares of Common Stock underlying such securities may adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise their respective rights therein at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in such securities.

The forward-looking information in this Registration Statement may prove inaccurate.

This Form 10-SB contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this Form 10-SB (including Exhibits), words such as "anticipate," "believe," "estimate," "expect," and, depending on the context, "will" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the specific risk factors described above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

                     ITEM 2.  MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company cautions readers that important facts and factors described in this Management Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this document sometimes have affected, and in the future could affect, the Company's actual results, and could cause the Company's actual results during 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

As reported in The Report of Independent Public Accountants on our December 31, 1999 financial statements , the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the financial statements. Management plans to seek additional financing in late 2000 and the first quarter of 2001 and is actively pursuing obtaining these additional funds. There can be no assurance that funding will be available on acceptable terms, if at all, or that such funds, if raised, would enable the Company to achieve and maintain profitable operations.

The following income statement and balance sheet data as of and for the six months ended June 30, 2000, and the six months ended June 30, 1999 is unaudited.

INCOME STATEMENT DATA
                                   (unaudited)
                                 Six Months Ended           Year Ended
                                     June 30,               December 31,
                            ---------------------------------------------------
                                 2000         1999         1999         1998
                            ---------------------------------------------------

Total revenue               $   129,701  $    22,864  $    95,887  $    13,956
Net Income (loss)           $(1,046,171) $(1,254,243) $(1,920,104) $(1,140,650)
Earnings (loss) per common
share - basic and diluted   $     (0.08) $     (0.11) $     (0.16) $     (0.11)
Shares used per share
computation                  13,475,466  $11,484,605  $12,192,766  $10,143,627

BALANCE SHEET DATA

                            June 30,     December 31,
                              2000           1999
                          (unaudited)
                          ---------------------------
Total assets              $ 646,440        $1,523,636
Working capital           $ (16,327)       $  992,901
Long-term debt            $ 648,595        $  617,898
Stockholders' (deficit)   $(374,272)       $  590,280
equity

RESULTS OF OPERATIONS

Net Sales

Net sales for the six months ended June 30, 2000 were $129,701, a 467% increase over net sales for the six months ended June 30, 1999 of $22,864. The increase in 2000 was due to the Company beginning to actively sell its Internet-based fax services in the second half of 1999, and initiating its direct sales program in the second quarter of the year 2000.

Net sales for the year ended December 31, 1999 were $95,887, a 587% increase over the $13,956 net sales for the year ended December 31, 1998. Net sales in 1998 were primarily from computer-based fax server products while sales in 1999 were primarily from our Internet-based document delivery services, which we first offered in 1999.

Cost of Sales

Cost of sales for the six months ended June 30, 2000 were $327,671, a $229,606 increase over the cost of sales of $98,065 for the six months ended June 30, 1999. $133,534 of the increase was because no network operations personnel were added until the fourth quarter of 1999, and $104,970 of the increase was telecommunications costs incurred as a result of a higher volume of business.

Cost of sales for the year ended December 31, 1999 were $213,534, a $161,291 increase over the $52,243 cost of sales for the year ended December 31, 1998. Of this increase, $22,533 was because no network operations personnel were added until the fourth quarter of 1999, $56,526 of the increase was telecommunications costs incurred as a result of a higher volume of business, and $31,849 of the increase was computer equipment and software costs.

Gross margin

The increased cost of sales in the six months ended June 30, 2000 resulted in a gross margin loss of $197,970 compared to a gross margin loss of $75,201 for the six months ended June 30, 1999.

The increased cost of sales in the year ended December 31, 1999 resulted in a gross margin loss of $117,647 compared to a gross margin loss of $38,287 in the year ended December 31, 1998.

Operating Expenses

Operating expenses for the six months ended June 30, 2000 were $824,082 compared to $1,140,610 for the six months ended June 30, 1999. The operating expenses for the six months ended June 30, 1999 were higher because they included $735,731 in non-cash stock option expense due to issuance of certain stock options with exercise prices less than their fair value at grant date. These stock option expenses were not incurred in the six months ended June 30, 2000. Excluding stock option expense, operating expenses were $404,879 for the six months ended June 30, 1999, and the increase of $419,203 for the six months ended June 30, 2000 is due to additional personnel in all functions.

Operating expenses for the year ended December 31, 1999 were $1,773,102, an $882,536 (99%) increase over operating expenses of $890,566 for the year ended December 31, 1998. The biggest increase was stock option expense of $753,856 resulting from the issuance of stock options with exercise prices less than fair value at grant date in the year ended December 31, 1999, compared to no stock option expense in the year ended December 31, 1998. The remaining increase was due to additional full time employees in 1999 in product and technology development, sales and marketing, and general and administrative functions.

Interest income and expense

Net interest expense of $23,319 for the six months ended June 30, 2000 is $15,113 less than net interest expense of $38,432 for the six months ended June 30, 1999, primarily because approximately June 30, 1999, $450,292 of notes payable were converted to equity and $40,000 of notes payable were paid.

Net interest expense for the year ended December 31, 1999 was $28,555 compared to net interest expense of $210,997 for the year ended December 31, 1998. The primary difference was debt discount in the amount of $168,560 that was fully amortized as interest expense in the year ended December 31, 1998 and was related to convertible notes payable that were issued in April 1998 and converted to equity in June 1999.

Income Taxes

As the Company has incurred operating losses through December 31, 1998 and 1999 and June 30, 2000, the provision for income taxes consists only of minimum state taxes of $800 per year. At December 31, 1999 the Company had approximately $4,233,234 of federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Deferred tax assets consist primarily of the tax aspects of net operating loss carryforwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding realizability of the net operating loss carryforwards.

Net Loss

Net loss for the six months ended June 30, 2000 was $1,046,171 compared to a net loss of $1,254,243 for the six months ended June 30, 1999. The improvement in 2000 is due to the $735,731 stock option expense incurred in 1999 discussed above, which was partially offset by higher cost of sales and operating expenses in the six months ended June 30, 2000.

Net loss for the year ended December 31, 1999 was $1,920,104 compared to a net loss of $1,140,650 for the year ended December 31, 1998. The increased net loss of $779,454 was primarily due to the increased operating expenses discussed above.

Loss Per Share

Basic and diluted net loss per share for six months ended June 30, 2000 was $(0.08) compared to basic and diluted net loss per share of $(0.11) for the six months ended June 30, 1999. This difference is due to the reduced net loss in 2000 discussed above, and 1,990,861 additional average common shares outstanding in 2000.

Basic and diluted net loss per share for the year ended December 31, 1999 was $(0.16) compared to basic and diluted net loss per share of $(0.11) for the year ended December 31, 1998. This difference is due to the increased net loss in 1999 discussed above, and 2,049,139 additional average common shares outstanding in 1999.

LIQUIDITY

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2000 was $928,265, an increase of $432,154 over the $496,111 cash used in operating activities for the six months ended June 30, 1999. The increase was primarily because the net loss, excluding non-cash expenses for issuance of stock options with exercise prices less than fair value at grant date was $1,038,671 for the six months ended June 30, 2000 compared to $512,262 for the six months ended June 30, 1999, and accounts payable and accrued expenses increased by $25,981 in 2000 compared to a $63,975 decrease in 1999.

Net cash used in operating activities for the year ended December 31, 1999 was $1,193,934, an increase of $436,718 over the $757,216 cash used in operating activities for the year ended

December 31, 1998. The increase in 1999 was primarily due to changes in accrued expenses and increased net loss.

Investment Activities

The Company's investment activities consisted of the purchase of equipment. Net cash used for investment activities was $11,116 and $4,081 for the six months ended June 30, 2000 and 1999, respectively, and $25,934 and $10,436 for the years ended December 31, 1999 and 1998, respectively.

Financing Activities

The Company's financing activities include proceeds from the sale of common stock, issuance of convertible notes payable and stockholder loans, and principal payments on notes payable and capitalized leases.

Net cash used in financing activities for the six months ended June 30, 2000 was $30,455, all of which was principal payments on capitalized leases. Net cash provided by financing activities in the six months ended June 30, 1999 was $2,446,713, and included net proceeds of $2,254,213 and $230,000 from the sale of common stock and stockholder loans, respectively, and principal payments of $37,500 on notes payable.

Net cash provided by financing activities for the years ended December 31, 1999 and December 31, 1998 was $2,437,253 and $802,292, respectively. The Company received net proceeds from the sale of common stock in the amount of $2,254,213 and $102,000 in the years ended December 31, 1999 and December 31, 1998, respectively. The Company received net proceeds from loans of $230,000 and $700,292 in the years ended December 31, 1999 and December 31, 1998, respectively. The net proceeds from loans in 1998 include $450,292 of convertible notes payable, all of which were converted to equity in 1999.

CAPITAL RESOURCES

The Company does not currently have any material commitments for capital expenditures other than those expenditures incurred in the ordinary course of business.

To date, we have funded our capital requirements and our business operations primarily with funds provided from the sale of common stock and from borrowings, supplemented by revenues from sales of our services. From inception to July 31, 2000, the Company has received $3,741,505 from the sale of common stock and convertible notes subsequently converted into common stock. We will require additional financing to support our operations until we become profitable. Such sources of financing could include capital infusions, additional equity financing, or debt offerings. If additional financing of approximately $5 million is obtained, our management believes that we will have adequate cash to sustain operations until we become profitable. On October 6, 2000 we completed a private placement of our stock in which we raised approximately $600,000. In our opinion, together with our current revenue stream, we have sufficient cash to operate at current staffing levels through mid-November 2000. Management is actively pursuing obtaining additional funds. There can be no assurance that additional funding will be available on acceptable terms, if at all, or that such funds if raised, would enable the Company to achieve and maintain profitable operations. If we are not able to obtain sufficient additional funds from investors, we may be unable to sustain our operations. See ITEM 2, Management's discussion and analysis for discussion of REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS regarding the Company's ability to continue as a going concern.

                       ITEM 3.  DESCRIPTION OF PROPERTY

The Company leases approximately 4,600 square feet of air-conditioned space. The Company occupies approximately 3,600 square feet of this space for office and product development uses, and 1,000 square feet is subleased. The space is located at 14471 Chambers Road, Suite 105, Tustin, California 92780. The lease expires May 2004, and the sublease expires January 2001. The cost of the occupied space is approximately $4,600 per month. Additionally, we lease space and operating systems equipment for our service operations from GlobalCenter, Inc. at a cost of approximately $2,800 per month.

               ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of shares of the Company's Common Stock owned as of July 31, 2000 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) the President and Chief Executive Officer of the Company (the only executive officer of the Company whose cash and non-cash compensation for services rendered to the Company for the year ended December 31, 1999 exceeded $100,000), and (iv) directors and executive officers as a group:

        Name of Beneficial               Amount and Nature of            Percent
            Owner (1)                  Beneficial Ownership (2)      of Class (3) (4)
--------------------------------------------------------------------------------------
Tim Dales (5)                                 2,500,000                    16.7
--------------------------------------------------------------------------------------
James Townsend (6)                            3,460,488                    23.1
--------------------------------------------------------------------------------------
C. Alan Williams (7)                          2,773,282                    18.5
--------------------------------------------------------------------------------------
J. Thomas Zender (8)                            406,138                     2.7
--------------------------------------------------------------------------------------
H. Jay Hill (9)                                 231,138                     1.5
--------------------------------------------------------------------------------------
K. Mason Conner (10)                            631,138                     4.2
--------------------------------------------------------------------------------------
All directors and executive                   4,453,357                    29.8
officers as a group (6 persons)
--------------------------------------------------------------------------------------

(1)  The address of each individual is in care of the Company.

(2)  Represents sole voting and investment power unless otherwise indicated.

(3) Based on approximately 13,603,765 shares of the Company's Common Stock outstanding at July 31, 2000 plus, as to each person listed, that portion of Company Common Stock subject to outstanding options, warrants, and convertible debt which may be exercised or converted by such person, and as to all directors and executive officers as a group, unissued shares of

     Company Common Stock as to which the members of such group have the right to acquire beneficial ownership upon the exercise of stock options or warrants, or conversion of convertible debt within the next 60 days.

(4) Excludes 3,317,430 shares reserved for issuance under outstanding options and warrants.

(5) May be deemed to be a "founder" of the Company for the purpose of the Securities Act.

(6) Includes warrants to acquire 49,256 shares of Common Stock at $2.50 per share, debt convertible to 135,409 shares of Common Stock at $2.50 per share, and options to acquire 31,138 shares of Common Stock at $2.50 per share.

(7) Includes debt convertible to 108,282 shares of Common Stock at $2.50 per share.

(8) Includes options to acquire 135,000 shares of Common Stock at $0.20 per share, and 31,138 shares at $2.50 per share.

(9) Includes options to acquire 200,000 shares of Common Stock at $0.20 per share, and 31,138 shares at $2.50 per share.

(10) Includes options to acquire 600,000 shares of Common Stock at $0.25 per share, and 31,138 shares at $2.50 per share.

               ITEM 5.  DIRECTORS, OFFICERS, AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth certain information with respect to each person who is a director or an executive officer of the Company as of July 31, 2000.

--------------------------------------------------------------------------------------------------
             Name                    Age                             Position
--------------------------------------------------------------------------------------------------
James Townsend                       54         Chairman of the Board of Directors
--------------------------------------------------------------------------------------------------
K. Mason Conner                      43         President, Chief Executive Officer, Director
--------------------------------------------------------------------------------------------------
Robert L. Daniels                    62         Vice President Operations
--------------------------------------------------------------------------------------------------
Fred J. Barnes                       60         Chief Financial Officer
--------------------------------------------------------------------------------------------------
J. Thomas Zender                     60         Director, Corporate Secretary
--------------------------------------------------------------------------------------------------
H. Jay Hill                          60         Director
--------------------------------------------------------------------------------------------------

Executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. The term of the current directors continues until the next annual meeting of shareholders to be held in late 2000. Mr. Townsend and Mr. Zender have been directors since August 1997, Mr. Hill since October 1997, and Mr. Conner since October 1998.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS AND DIRECTORS

James Townsend has been a director since 1997 and has been Chairman of the Board since 1998. He has 35 years of technical and financial management expertise including Development Manager of data protocols at Rockwell, Business Unit Manager at Control Data Corp., co-founder of The Protocol Team (that developed the X.25 Protocol for Amdahl Computers), and as co-founder and CFO of Newport Systems, which was acquired by Cisco Systems in 1994. Mr. Townsend is an entrepreneur who has been a co-founder of several companies during the past five years including Activator Systems, Inc., For Kids Only, Inc., Qwes.com, Inc., The Renaissance Channel, and BrainX.com.

K. Mason Conner joined the Company as Vice-President of Sales in 1997 and has been President, a Board Member, and Acting Vice-President of Sales since 1998 and Chief Executive Officer since 1999. He has 24 years in sales and business management experience, including 18 years of direct and channel sales experience in the voice and data communications products and services industry. In the early 1980's he was involved in the application of Internet Protocol technologies with the military. In the late 1980s and early 1990s he was a principal strategist for an international initiative to transform K-12 education through the use of the Internet. He was a lead consultant with LTS for the electronic vulnerability threat assessment of the Los Angeles Airport Department after the "UniBomer" threat. He has held senior sales management positions with Banyon Systems, Doelz Networks, and Timeplex. During the five years prior to joining the Company, Mr. Conner was Director of Sales at Telecom Multimedia Systems from 1996 to 1997, Vice President of Sales at Lo Tiro-Sapere from 1995 to 1996, and Vice President of Sales at Digital Network Architectures from 1991 to 1995.

Robert L. Daniels has been Vice President of Operations since 1999 and Chairman of our Advisory Board since 1997. From 1995 to 1999 Mr. Daniels was President of Lo Tiro-Sapere Corporation. In the late 1960s he began his involvement in the application of Internet Protocol technologies within the military. Throughout the late 1980s and early 1990s he was involved in an international initiative to transform K-12 education through the use of the Internet. He was the consultant with LTS for the electronic vulnerability threat assessment of the Los Angeles Airport Department after the "UniBomber" threat. Mr. Daniels has 38 years of management and technical-services operations experience, including 25 years of experience in Internet Protocol technologies. He has held senior technical management positions at Pacific Bell, Pacific Telesis, Doelz Networks, and MIDACS. He has a Ph.D. in Information Systems Management, MBA, and is Lt. Col. (Ret.) USMC.

Fred Barnes has been Vice President of Finance and Chief Financial Officer since 1999. He has extensive financial and operations experience in both public and private corporations, including managing four public offerings and obtaining capital from a wide range of other sources. Mr. Barnes is a CPA who has served in CFO and COO positions in a broad range of industries and companies, including Arthur Andersen, Smith International, Coldwell Banker Residential, WorldTel Services, and Lau Capital Funding. Barnes earned a B.S. in Finance from UCLA. Prior to joining the Company, Mr. Barnes was Vice President of Finance for Lau Capital Funding, Inc. from 1996 to 1999, and was a financial consultant to small businesses from 1995 to 1996.

Thomas Zender has been a director since 1997. He is an information technology industry consultant specializing in strategic business development with 35 years of management and marketing experience. He has held senior marketing and corporate development positions for GENRAD, Calcomp, MAI Systems, Encore Computer, General Electric, Honeywell Information Systems, MTI Technology, and was CEO of Strategic Business Development Corp. He has been an officer in three publicly held corporations, one NYSE listed company and two NASDAQ traded companies. He is a board member of Forum for Corporate Directors, an Internet ASP, and a member of Tech Coast Venture Network. During the past five years Mr. Zender has served as an interim executive for several companies in their early stage including CEO of VillageEDOCS from 1997 to 1999, President and COO of a unique software and ASP process for improving learning retention for students, CEO of an e-commerce procurement company, and Vice President of Business Development of a new Internet appliance venture.

Jay Hill has been a director since 1997. He has served on 14 Boards of Directors. For the last 17 years, he has primarily been a senior executive in turnaround situations in information technology and telecommunication companies. Mr. Hill has been President of Unitron Medical Communications, Inc. (d/b/a Moon Communications), SunCoast Environmental Controls and Amnet (Netlink), and has held senior sales and marketing management positions with Harris Corporation, Paradyne/AT&T, Inforex, and IBM. Mr. Hill currently serves on the board of an Internet ASP in the financial market. During 1999, Moon Communications, which was then a subsidiary of Sabratek Corp., filed for protection under Chapter 11 of the U.S. Bankruptcy Code in connection with the reorganization of Sabratek. Mr. Hill has been President and CEO of MOON Communications from 1999 to present, and was Vice President of Sales for Suncoast Environmental Controls from 1996 to 1999.

BOARD OF DIRECTORS

The Company's Bylaws fix the size of the Board of Directors at no fewer than three and no more than five members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. We currently have four directors, all of whom were elected to their current terms on June 24, 1999. Our next annual meeting of shareholders, at which time, directors will be elected is scheduled for November or December 2000.

                        ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table shows the compensation paid or accrued by the Company for the fiscal years ended December 31, 1998 and 1999 to or for the account of the President and Chief Executive Officer. No other executive officer or director of the Company received benefits or annual salary and bonus of $100,000 or more during the stated period. Accordingly, the summary compensation table does not include compensation of other executive officers.

------------------------------------------------------------------------------------------------------------------------------
                                   ANNUAL COMPENSATION                                 LONG-TERM COMPENSATION
------------------------------------------------------------------------------------------------------------------------------
Name & Principal        Salary          Bonus           Other        Stock options         LTIP Payouts            Other
    Position              ($)            ($)             ($)              (#)                  ($)                  ($)
------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
------------------------------------------------------------------------------------------------------------------------------
Mason Conner                                             -                   -                  -                    -
------------------------------------------------------------------------------------------------------------------------------
President, CEO           $50,000          -
------------------------------------------------------------------------------------------------------------------------------
Fiscal 1999
------------------------------------------------------------------------------------------------------------------------------
Mason Conner                                             -                120,000               -                    -
------------------------------------------------------------------------------------------------------------------------------
President,CEO            $81,667       $42,708
------------------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AND OTHER AGREEMENTS

The Company has a written employment agreement with Mason Conner dated September 3, 1999, which sets forth the terms and provisions of his employment as our President and Chief Executive Officer. Under the agreement, Mr. Conner is to be paid a base salary of $105,000 per year effective July 1, 1999, and has options to purchase 480,000 shares of the Company's common stock at $0.25 per share which vest over five years from his start date of September 15, 1997 and expire September 15, 2007, and options to purchase 120,000 shares of our common stock at $0.25 per share which vested May 31, 1999 and expire May 31, 2009.

FISCAL YEAR END OPTION VALUES AND EXERCISES

The following table provides information with respect to the year-end value of unexercised stock options for each of the executive officers named in the summary executive compensation table. The dollar values of unexercised options are calculated by determining the difference between the fair market value at fiscal year end of the common stock underlying the options and the exercise price of the options. The fair market value is $2.50 per share, the per share price of the common stock offering which closed in May 1999. No stock options were exercised during the fiscal years ended December 31, 1998 and 1999, nor during the six months ended June 30, 2000.

---------------------------------------------------------------------------------------------------------
                       Number of Unexercised Options at FYE          Value of Unexercised In-the Money
      Name          Exercisable on or after January 1, 1998 or    Options at FYE Exercisable on or after
                                  January 1, 1999                         January 1, 1998 or 1999
---------------------------------------------------------------------------------------------------------
Fiscal 1998:
---------------------------------------------------------------------------------------------------------
Mason Conner                          480,000                                     $1,080,000
---------------------------------------------------------------------------------------------------------
Fiscal 1999:
---------------------------------------------------------------------------------------------------------
Mason Conner                          600,000                                     $1,350,000
---------------------------------------------------------------------------------------------------------

STOCK OPTIONS

In 1997 the Company adopted a stock option plan (the "Plan") authorizing the issuance of options to acquire up to 5,000,000 shares of common stock to employees and certain outside consultants. The Plan allows for the issuance of either non-qualified or incentive stock options pursuant to Section 422 of the Internal Revenue Code. As of July 31, 2000, options to purchase approximately 3,038,883 shares at prices ranging from $0.20 to $2.50 per share and non-employee consultants and were outstanding under the Plan. In addition to options granted under the Plan, as of July 31, 2000 options to purchase approximately 252,837 shares at $0.50 per share by non-employee consultants, and options to purchase approximately 170,000 shares at $0.25 to $1.00 per share by employees were outstanding. The Plan provides that (a) no option shall be exercisable after the expiration of ten years from the date it was granted, unless a shareholder owns 10% or more of the total combined voting power of all classes of stock of the Company, whereupon the expiration date is five years after the grant date, (b) the exercise price of each incentive stock option shall be not less than 100% of the fair market value of the stock subject to the option on the date the option is granted, unless a shareholder owns 10% or more of the total combined voting power of all classes of stock of the Company, whereupon the exercise price shall be at least 110% of the fair market value of the shares of the stock subject to option on the date the option is granted, (c) the exercise price of each non-qualified stock option shall not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted, (d) in the event an optionee's continuous status as an employee, director, or consultant terminates, the optionee may exercise their option up to the earlier of 90 days after the termination or the expiration of the term of the option, unless employment is terminated because of disability, whereupon the optionee may exercise their option up to the earlier of six months following the termination or the expiration of the term of the option, and (e) if the Company is not the surviving entity in any merger or other reorganization, or sells or exchanges substantially all of its assets, or is dissolved and liquidated, or any person or entity acquires more than 50% of the outstanding shares of the Company's voting stock, then all options granted, including those not otherwise vested, shall become exercisable in full.

BOARD OF DIRECTOR COMPENSATION

Members of our board of directors receive no cash compensation for services as a director or for attendance at or participation in meetings. Directors receive options to purchase common stock as compensation for services as a director. Each current director was granted options to purchase 31,138 shares of our common stock at $2.50 per share as compensation for their current term, which began on June 24, 1999 and expires at the date of the next shareholders' meeting. Directors are reimbursed for out-of-pocket expenses incurred by them in connection with attending meetings. All directors have options to purchase shares of the Company's Common Stock as set forth in the table in Item 4 of this Registration Statement. The Company has no other arrangements regarding compensation for services as a director.

           ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 1998 the Company issued convertible notes payable in the amount of $450,292, including $123,000 to Jim Townsend, Chairman of the Board, bearing interest at 10 % per annum and an original maturity of September 1998. Upon issuance, the noteholders received three shares of the Company's common stock for every dollar loaned, totaling 1,350,876 shares, including 369,000 shares to Mr. Townsend. The notes were convertible into shares of the Company's common stock for every dollar at a price of $0.30 per share. The maturity date of the notes was extended to June 1999 and the Company offered noteholders the option to either:
1) convert the principal and accrued interest on the notes to shares of the Company's common stock at $0.30 per share; or 2) convert the principal and accrued interest to common stock at $2.50 per share and receive 7.334 warrants to purchase common stock at $0.01 per share, for each share converted. Notes totaling $450,292 plus accrued interest of $52,606 were converted to common stock in June 1999, including Mr. Townsend's note for $123,000 plus accrued interest of $12,205. The number of shares of common stock and warrants that were issued in connection with the conversion was 1,017,501 shares, including 450,685 shares to Mr. Townsend, and 658,877 warrants, none of which were to Mr. Townsend. The warrants expire June 30, 2002 and July 31, 2002.

In 1997, the Company borrowed $50,000 from Mr. Townsend. In June 1999, the note plus accrued interest were exchanged for a convertible note in the amount of $61,570, bearing interest at 10% per annum. Mr. Townsend has the option to convert the note plus accrued interest into the Company's common stock at $2.50 per share. As an incentive to extend the terms of the note, the Company granted the holder warrants to purchase 49,256 shares of the Company's common stock at $2.50 per share. These warrants expire June 30, 2004. The note and accrued interest are due upon the first to occur of: 1) acquisition of controlling interest in the Company by a third party; 2) on June 30, 2002; or 3) receipt by the Company of equity financing of at least $6,000,000.

Beginning in September 1998, the Company borrowed funds from Mr. Townsend. In June 1999, the related notes, which totaled $235,000, plus accrued interest, were exchanged for a convertible note in the amount of $246,177 bearing interest at 10% per annum. The note is convertible into the Company's common stock at $2.50 per share. The note and accrued interest are due upon the first to occur of: 1) acquisition of controlling interest in the Company by a third party; 2) June 30, 2002; or 3) receipt by the Company of equity financing of at least $6,000,000.

Total interest expense recognized on these original and convertible notes payable to Mr. Townsend was $15,387 for the six months ended June 30, 2000, and $33,706 and $8,400 for the years ended December 31, 1999 and 1998, respectively.

                      ITEM 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's authorized capital stock consists of 40,000,000 shares of common stock, no par value, of which 13,603,765 shares were outstanding at July 31, 2000. As of July 31, 2000, 4,057,279 shares of common stock have been reserved for issuance under outstanding options and warrants.

Holders of the Company's common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Holders of the Company's common stock have cumulative voting rights with respect to the election of directors of the Company, whereby any stockholder may multiply the number of shares he is entitled to vote by the number of directors to be elected and allocate his votes among the candidates in any manner he chooses. Holders of the common stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of legally available funds. The Company has not paid any dividends since its inception and expects that no dividends on the common stock will be declared in the foreseeable future. There can be no assurance that any dividends on the common stock will be paid in the future. Shares of common stock have no pre-emptive rights. Upon a dissolution and liquidation of the Company, each share of common stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities.

The transfer agent for our common stock is U.S. Stock Transfer Corporation.

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND
                           OTHER SHAREHOLDER MATTERS

MARKET PRICE OF THE REGISTRANT'S COMMON STOCK

The Company's common stock is not listed on any exchange or over-the-counter market and there is no public market for our common stock.

DILUTION AND ABSENCE OF DIVIDENDS

We have not paid any cash dividends on our common stock and we do not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. The Company may issue shares of its common stock in private or public offerings to obtain equity financing or to acquire other businesses that can improve the performance and growth of the Company.

SHAREHOLDERS

As of July 31, 2000 there were approximately 440 beneficial owners of the Company's common stock with 13,603,765 shares issued and outstanding.

                           ITEM 2. LEGAL PROCEEDINGS

The Company is not a party in any lawsuits.

A marketing company has threatened legal action related to its claim that the Company owes it $48,000 for services rendered. The Company agrees that it owes $24,000 for such services, which amount is recorded as a liability in the Company's financial statements. The Company believes the claim for the additional $24,000 is without merit, and that the outcome of any legal action will not have a material adverse effect on the Company.

The Company has received communications from a company asserting the ownership of certain United States and Canadian patents and making a licensing proposal for these patents on unspecified terms. The Company has not accepted the licensing proposal. If these claims prove accurate and the Company is not able to enter into a licensing agreement on acceptable terms, it would have a material adverse effect on the Company.

           ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE

Corbin & Wertz, a regional Certified Public Accounting firm, audited our financial statements for the years ended December 31, 1996, 1997, and 1998. Arthur Andersen LLP, a national Certified Public Accounting firm, audited the financial statements for the year ended December 31, 1999. The change in accountants was made because our Board of Directors preferred to have our audits performed by a nationally recognized firm of independent certified public accountants because the Board planned to have the Company become publicly held in the year 2000. There were no disagreements with Corbin & Wertz on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Corbin & Wertz would have caused it to make reference to the subject matter of the disagreement in connection with its report. The Corbin & Wertz Independent Auditors Report on the financial statements for the year ended December 31, 1998 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. Corbin & Wertz was dismissed in November 1999 and Arthur Andersen LLP was engaged in November 1999. There were no discussions with Arthur Andersen LLP prior to their being engaged regarding application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the Company's financial statements.

              ITEM 4. RECENT ISSUANCES OF UNREGISTERED SECURITIES

All the Company's issued and outstanding common stock is unregistered. The purpose of filing this Form 10-SB is to enable the Company's common stock to be registered.

Set forth below is information regarding the issuance and sales of securities of the Company without registration for the past three (3) years.

During the year ended December 31, 1997, the Company issued 10,638,542 shares of its common stock including 5,100,000 shares at no cost to its founder, Tim Dales; 2,300,000 shares subscribed for in 1996 at $0.20 per share for cash of $426,000, net of commissions; 713,542 shares, at no assigned value because the services related to raising equity, for services rendered by consultants in 1996 for raising the $426,000; and 2,525,000 shares sold to individuals at $0.20 to $0.25 per share for cash of $508,500, net of commissions. Of the 5,100,000 shares issued to Mr. Dales, 2,525,000 shares were contributed back to the Company; 2,165,511 shares in 1997, and 359,489 shares in 1998.

During the year ended December 31, 1998, the Company issued 3,136,970 shares of its common stock, including 1,040,000 shares subscribed for in 1997 at $0.20 per share for cash of $208,000; 236,094 shares, valued at $0.20 per share, committed and recorded in 1997 for services rendered by consultants, including 140,000 shares to Tom Zender as interim Chief Executive Officer, and 96,094 to David Farago for software consulting; 510,000 shares were sold at $0.20 per share for cash of $102,000; and 1,350,876 shares were issued to convertible noteholders at the rate of three shares per $1.00 loaned to the Company.

During the year ended December 31, 1999, the Company issued 2,030,952 shares of its common stock including 927,751shares at $0.30 per share and 89,750 shares at $2.50 per share to noteholders upon conversion of their notes to equity; 994,437 shares were sold to approximately 355 investors at $2.50 per share in an offering made pursuant to Regulation A of the Securities Act of 1933, as amended, for cash of $2,254,213, net of offering costs; 18,014 shares, which were valued at $2.50 per share, for consulting services; and 1,000 shares at $2.50 per share as payment on a note payable. The Regulation A offering terminated May 31, 1999.

During the six months ended June 30, 2000 the Company issued 319,129 shares of its common stock, including 290,644 shares at $0.31 per share in connection with the exercise of warrants, and 28,485 shares, valued at $2.50 per share, for consulting services.

During 1999, the Company sold 994,437 shares of common stock pursuant to an Offering Statement filed with the Securities and Exchange Commission on Form-1A under Regulation A of the Rules and Regulations under the Securities Act of 1933, as amended. All other sales of its common stock, and sale of its convertible notes, were made in private transactions that did not involve a public offering. Accordingly, the Company relied on the exemption from registration described in Section 4(2) of the Securities Act of 1933, as amended, in connection with these sales.

Beginning on August 2, 2000 until October 6, 2000 we offered up to 500,000 shares of our common stock to investors at $2.50 per share. We sold 243,000 shares of common stock in the offering, resulting in proceeds to the Company of $607,500.

Except for the Regulation A offering, which was made pursuant to the exemption provided by Section 3(b) of the Securities Act of 1933 and Regulation A there under, all offers and sales of our securities described above were made pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated there under. We believe that, at the time of their investment, all purchasers of our securities were either "accredited investors" (as defined in Regulation d) or had (either alone or with their advisor) the business sophistication and experience necessary to understand the risks of investing in the Company and the financial means to be able to withstand a loss of their entire investment in the Company. We also believe that we provided each investor with sufficient relevant information about the Company to enable them to make an informed decision regarding an investment in the Company.

              ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

In accordance with Section 317 of the California General Corporations Law, our Articles of Incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law.

Section 317 of the California General Corporations Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. Section 204 of the law provides that this limitation on liability has no effect on a director's liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (f) under Section 310 of the law (concerning contracts or transactions between the corporation and a director), or (g) under
Section 316 of the law (directors' liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director's fiduciary duty to us or our shareholders.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

                                   PART F/S
                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See Part III for listing of financial statements and exhibits herein, which include:

1. Audited financial statements consisting of the Company's statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998, and related Report of Independent Public Accountants by Corbin & Wertz. Audited financial statements consisting of the Company's balance sheet as of December 31, 1999, and its statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1999, and related Report of Independent Public Accountants by Arthur Andersen LLP.

2. Unaudited financial statements consisting of a balance sheet as of June 30, 2000, the last day of the Company's most recent fiscal quarter, and its statements of operations, stockholders' equity (deficit), and cash flow for the six months ended June 30, 2000 and 1999.

                                   PART III
                                   EXHIBITS

ITEM 1.   Financial Statements:

       The following is a list of each financial statement filed under Part F/S of this Registration Statement:

   1. Audited financial statements consisting of the Company's balance sheet as of December 31, 1999, and its statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1999, and related Reports of Independent Public Accountants by Arthur Andersen LLP and Corbin & Wertz.

  2. Unaudited financial statements consisting of a balance sheet as of June 30, 2000, the last day of the Company's most recent fiscal quarter, and its statements of operations, stockholders' equity (deficit), and cash flow for the six months ended June 30, 2000 and 1999.

ITEM  2.  Index to Exhibits:

                                   EXHIBITS

Exhibit Number      Description of Exhibits
--------------      -----------------------

3.1                 Articles of Incorporation, as amended  *

3.2                 By-laws  *

10.1 Technology Transfer Agreement dated March 17, 1999 between the Company and John Uhley, dba XpressWare *

10.2 Settlement Agreement and Mutual Release dated May 20, 1999 between the Company and John Uhley, dba XpressWare *

10.3 Office Building Lease dated May 13, 1999 between the Company (as tenant) and SLO Newport Inc. (as landlord) *

10.4 Sublease dated June 1, 2000 between the Company (as sublessor) and SLO Newport Inc. (as sublessee) *

10.5 Equipment Lease dated June 29, 1999 between the Company (as lessee) and Ascend Credit Corporation (as lessor) *

10.6 Equipment Lease dated March 29, 2000 between the Company (as lessee) and Ascend Credit Corporation (as lessor) *

10.7 Equipment Lease dated May 15, 2000 between the Company (as lessee) and Dimension Funding (as lessor) *

10.8 Equipment Lease dated November 11, 1999 between the Company (as lessee) and Dimension Funding (as lessor) *

10.9                1997 Stock Option Plan  *

10.10               Form of Incentive Stock Option Agreement under 1997 Stock
                    Option Plan*

10.11               Form of Stock Option Agreement  *

10.12               Form of Nonstatutory Stock Option Agreement  *

10.13               Form of Warrant Agreement  *

10.14 Executive Employment Agreement dated September 3, 1999 between the Company and Mason Conner *

10.15 Employment letter dated November 15, 1999 between the Company and Robert L. Daniels *

10.16 Select Account Network Services Agreement dated May 3, 2000 between the Company and Global Crossing Telecommunications, Inc. *

16.                 Letter on Change in Certifying Accountant  **

27.1                Financial Data Schedule  **

*      Previously filed
**     Filed herewith

                              VillageEDOCS, Inc.

                             Financial Statements

                       June 30, 2000 and 1999(Unaudited)
                        and December 31, 1999 and 1998



CONTENTS

Report of Independent Public Accountants on Financial Statements for the Year Ended December 31, 1999

Independent Auditors Report on Financial Statements for the Year Ended December 31, 1998

Financial Statements:

     Balance Sheets

     Statements of Operations

     Statements of  Stockholders' Equity (Deficit)

     Statements of Cash Flows

     Notes to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To:  The Board of Directors of VillageEDOCS, Inc.:

We have audited the accompanying balance sheet of VillageEDOCS, Inc. (formerly known as VillageFax.com, Inc.), a California corporation, as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of VillageEDOCS, Inc. as of December 31, 1998, were audited by other auditors whose report dated August 25, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VillageEDOCS, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



ARTHUR ANDERSEN LLP

Orange County, California
January 28, 2000

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
VillageEDOCS, Inc.

We have audited the accompanying statements of operations, stockholders' equity (deficit), and cash flows of VillageEDOCS, Inc. (formerly known as VillageFax.com, Inc.) (the "Company") for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                CORBIN & WERTZ


Irvine, California
August 25, 1999

                               VillageEDOCS, Inc.

                                 Balance Sheets

                                                            June 30,                December 31,
                                                             2000                      1999
                                                        ----------------------------------------
ASSETS                                                    (unaudited)
Current Assets:
  Cash                                                  $          289,270       $     1,259,106
  Accounts receivable                                               60,136                46,666
  Other current assets                                               6,384                 2,587
                                                        ----------------------------------------
    Total current assets                                           355,790             1,308,359
                                                        ----------------------------------------

Property and Equipment, net                                        272,254               201,973

Other assets                                                        18,396                13,304
                                                        ----------------------------------------
    Total assets                                        $          646,440       $     1,523,636
                                                        ========================================


LIABILITIES and STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of capital lease obligations          $           89,727       $        59,048
  Accounts payable                                                 160,412               188,551
  Accrued expenses                                                 121,978                67,859
                                                        ----------------------------------------
    Total current liabilities                                      372,117               315,458
                                                        ----------------------------------------

Capital lease obligations, net of current portion                  110,065                82,733
Convertible notes payable, net of discount                         538,530               535,165
                                                        ----------------------------------------
    Total liabilities                                            1,020,712               933,356
                                                        ----------------------------------------

Stockholders' Equity (Deficit):
  Common stock, no par value:
    Authorized--40,000,000 shares
      Issued and outstanding -- 13,600,593
        and 13,281,464 respectively                              4,228,666             4,067,354
  Warrants                                                         219,272               306,465
  Additional paid-in capital                                       762,669               755,169
  Accumulated deficit                                           (5,584,879)           (4,538,708)
                                                        ----------------------------------------
    Total stockholders' equity (deficit)                          (374,272)              590,280
                                                        ----------------------------------------
        Total liabilities and stockholders' equity      $          646,440       $     1,523,636
                                                        ========================================

The accompanying notes to financial statements are an integral part of these balance sheets.

                               VillageEDOCS, Inc.

                            Statements of Operations



                                                                (unaudited)
                                                              Six Months Ended                   Year Ended
                                                                  June 30,                      December 31,
                                                           2000             1999             1999          1998
                                                    -----------------------------------------------------------
Net Sales                                           $   129,701      $    22,864      $    95,887   $    13,956

Cost of Sales                                           327,671           98,065          213,534        52,243
                                                    -----------------------------------------------------------
    Gross Margin                                       (197,970)         (75,201)        (117,647)      (38,287)
                                                    -----------------------------------------------------------

Operating Expenses:
  Product and technology development                    183,861          152,992          352,555       246,168
  Sales and marketing                                   292,437          105,980          292,486       178,348
  General and administrative expenses                   318,573          858,723        1,086,221       426,717
  Depreciation                                           29,211           22,915           41,840        39,333
                                                    -----------------------------------------------------------
    Total operating expenses                            824,082        1,140,610        1,773,102       890,566

Loss from operations                                 (1,022,052)      (1,215,811)      (1,890,749)     (928,853)

Interest expense, net                                    23,319           38,432           28,555       210,997
                                                    -----------------------------------------------------------

    Income before provision for income taxes         (1,045,371)      (1,254,243)      (1,919,304)   (1,139,850)

Provision for income taxes                                  800                -              800           800

    Net loss                                        $(1,046,171)     $(1,254,243)     $(1,920,104)  $(1,140,650)
                                                    ===========================================================

Basic and fully diluted loss per share              $     (0.08)     $     (0.11)     $     (0.16)  $     (0.11)
Weighted average number of shares                    13,475,466       11,484,605       12,192,766    10,143,627

The accompanying notes to financial statements are an integral part of these statements.

                              VillageEDOCS, Inc.

                 Statements of Stockholders' Equity (Deficit)
               For the Periods Ended December 31, 1999 and 1998
                         And June 30, 2000 (unaudited)



                                                                                   Common Stock
                                                               --------------------------------------------------
                                                                          Issued                 Subscribed
                                                                   Shares       Amount       Shares       Amount
                                                               ----------------------------------------------------
Balance, December 31, 1997                                        8,473,031    $  934,500   1,276,094   $ 255,219


  Founders shares surrendered                                      (359,489)
  Issuance of common stock
    in connection with previously committed shares                1,276,094       255,219  (1,276,094)   (255,219)
  Issuance of common stock at $0.20 per share for cash              510,000       102,000
  Issuance of common stock at $0.125 per share
    to convertible noteholders                                    1,350,876       168,560
  Net loss
                                                               ----------------------------------------------------

Balance, December 31, 1998                                       11,250,512     1,460,279           -           -

  Issuance of common stock (at $0.30 and $2.50 per share)
    and warrants (at $0.01 per share) to holders upon
    conversion of notes payable to equity                         1,017,501       305,327
  Shares sold in Direct Public Offering at $2.50 per share,
    net of offering costs of $231,880                               994,437     2,254,213
  Issuance of common stock at $2.50 per share for
    consulting services                                              18,014        45,035
  Issuance of common stock at $2.50 per share in lieu
    of note payable                                                   1,000         2,500
  Compensation expense related to stock options issued to
    non-employees with an exercise price of $0.50 per share
  Compensation expense related to stock options issued to
    employees with exercise prices of $0.25, $1.00 and
    $2.125 per share

                                                                           Additional       Accumulated
                                                               Warrants   Paid-in Capital     Deficit          Total
                                                               ---------------------------------------------------------
Balance, December 31, 1997                                     $      -   $       1,313     $ (1,477,954)  $    (286,922)

                                                                                                                       -
  Founders shares surrendered                                                                                          -
  Issuance of common stock                                                                                             -
    in connection with previously committed shares                                                                     -
  Issuance of common stock at $0.20 per share for cash                                                           102,000
  Issuance of common stock at $0.125 per share                                                                         -
    to convertible noteholders                                                                                   168,560
  Net loss                                                                                    (1,140,650)     (1,140,650)
                                                               ----------------------------------------------------------
Balance, December 31, 1998                                            -           1,313       (2,618,604)     (1,157,012)

  Issuance of common stock (at $0.30 and $2.50 per share)
    and warrants (at $0.01 per share) to holders upon
    conversion of notes payable to equity                       197,571                                          502,898
  Shares sold in Direct Public Offering at $2.50 per share,
    net of offering costs of $231,880                                                                          2,254,213
  Issuance of common stock at $2.50 per share for
    consulting services                                                                                           45,035
  Issuance of common stock at $2.50 per share in lieu
    of note payable                                                                                                2,500
  Compensation expense related to stock options issued to
    non-employees with an exercise price of $0.50 per share                     510,731                          510,731
  Compensation expense related to stock options issued to
    employees with exercise prices of $0.25, $1.00 and
    $2.125 per share                                                            243,125                          243,125

  Issuance of warrants to employees as compensation
  Issuance of warrants in connection with convertible
    Notes
  Net loss
                                                           -------------------------------------------------------

Balance, December 31, 1999                                       13,281,464     4,067,354           -           -

  Issuance of common stock at $0.31 per share in
    connection with exercise of warrant (unaudited)                 290,644        90,099
  Issuance of common stock at $2.50 per share for
    consulting services (unaudited)                                  28,485        71,213
  Compensation expense related to stock options issued to
    employees with exercise price of $1.00 (unaudited)
  Net loss (unaudited)
                                                           -------------------------------------------------------

Balance, June 30. 2000 (unaudited)                               13,600,593   $ 4,228,666           -           -
                                                           =======================================================

  Issuance of warrants to employees as compensation           88,702                                        88,702
  Issuance of warrants in connection with convertible
    Notes                                                     20,192                                        20,192
  Net loss                                                                                (1,920,104)   (1,920,104)
                                                          --------------------------------------------------------

Balance, December 31, 1999                                   306,465           755,169    (4,538,708)      590,280

  Issuance of common stock at $0.31 per share in
    connection with exercise of warrant (unaudited)          (87,193)                                        2,906
  Issuance of common stock at $2.50 per share for
    consulting services (unaudited)                                                                         71,213
  Compensation expense related to stock options issued to
    employees with exercise price of $1.00 (unaudited)                           7,500                       7,500
  Net loss (unaudited)                                                                    (1,046,171)   (1,046,171)
                                                          --------------------------------------------------------

Balance, June 30. 2000 (unaudited)                          $219,272          $762,669   $(5,584,879)  $  (374,272)
                                                           =======================================================

The accompanying notes to financial statements are an integral part of these statements.

                              VillageEDOCS, Inc.

                           Statements of Cash Flows

                                                                         (unaudited)
                                                                       Six Months Ended                 Year Ended
                                                                            June 30,                    December 31,
                                                                      2000           1999           1999           1998
                                                               -----------------------------------------------------------
Cash Flows from Operating Activities:
 Net loss                                                         ($1,046,171)   $(1,254,243)   $(1,920,104)   $(1,140,650)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation                                                      29,211         22,915         41,840         39,333
     Amortization of discount on convertible notes payable              3,365              -          3,365        168,560
     Provision for loss on doubtful accounts receivable                     -              -              -         (1,008)
     Issuance of common stock as payment for services                  71,213          5,000         45,035              -
     Issuance of stock options with exercise prices less
      than fair value at grant date                                     7,500        741,981        753,856              -
     Stock warrants issued as compensation                                            88,702         88,702              -
                                                                                           -              -              -
     Changes in operating assets and liabilities:
      Accounts receivable, net                                        (13,470)       (16,506)       (45,249)         3,679
      Other assets                                                     (8,889)       (15,552)       (10,174)        (1,223)
      Accounts payable                                                (28,139)        18,684        (15,004)       (24,764)
      Accrued expenses                                                 54,119        (82,659)      (136,201)       198,857
                                                               -----------------------------------------------------------
       Net cash used in operating activities                          (931261)      (491,678)    (1,193,934)      (757,216)

Cash Flows from Investing Activities:
 Purchases of property and equipment                                  (11,026)        (8,514)       (25,934)       (10,436)

Cash Flows from Financing Activities:
 Proceeds from notes payable                                                                              -         10,000
 Principal payments on notes payable                                                 (37,500)       (37,500)             -
 Proceeds from stockholder loans                                                     230,000        230,000        240,000
 Proceeds from convertible notes payable                                                                  -        450,292
 Proceeds from sale of common stock, net of offering costs                         2,254,213      2,254,213        102,000
 Exercise of warrants                                                   2,906
Principal payments on capital leases                                  (30,455)             -         (9,460)             -
                                                               -----------------------------------------------------------
   Net cash provided by financing activities                          (27,549)     2,446,713      2,437,253        802,292
                                                               -----------------------------------------------------------

Net increase/(decrease) in cash                                      (969,836)     1,946,521      1,217,385         34,640

Cash, beginning of period                                        $  1,259,106    $    41,721         41,721          7,081
                                                               -----------------------------------------------------------

Cash, end of period                                              $    289,270    $ 1,988,242    $ 1,259,106    $    41,721
                                                               ===========================================================

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for -

    Interest                                                     $     11,216    $     2,011    $    10,504    $    31,835

    Income taxes                                                 $        800    $         -    $       800    $       800


Supplemental Disclosure of Noncash Financing Activities:

   During the six months ended June 30, 2000, the Company issued 290,644 shares of common stock at $0.31 per share in connection with the exercise of warrants,including the exercise price of the warrants of $0.01 per share plus the value of the warrants of $0.30 per share.

   Issued 28,485 shares of common stock at $2.50 per share as payment for consulting services.

   Acquired equipment under capital lease obligations in the amount of $88,465.

   During 1999, the Company issued 1,017,501 shares of common stock at $0.30 per share and at $2.50 per share plus warrants to purchase 658,877 shares of common stock at $0.01 per share, in connection with the conversion of $450,292 convertible notes payable plus $52,606 accrued interest to equity. The warrants were valued at $197,571 (see Note 6).

   Issued 1,000 shares of common stock at $2.50 per share as payment on a note payable.

   Issued 47,809 shares of common stock at $2.50 per share as payment for services rendered in connection with the Direct Public Offering. The cost of the services provided was $119,523.

   Converted $520,000 in notes payable plus $31,992 accrued interest to $551,992 in convertible notes payable (see Note 6).

   Issued warrants to purchase 49,256 shares of common stock at $2.50 per share in connection with the conversion of a note payable to convertible note payable. The warrants were valued at $20,192 (see Note 6).

   Issued 18,014 shares of common stock to a consultant for services provided (see Note 7.a.).

   Acquired equipment under capital lease obligations in the amount of $151,241.

   During 1998, the Company issued 1,276,094 shares of common stock in connection with previously committed shares.

   Issued 1,350,876 shares of common stock to convertible note holders (see Note
   6).



The accompanying notes to financial statements are an integral part of these statements

                              VillageEDOCS, Inc.
                   (formerly known as VillageFax.com, Inc. )

Notes to Financial Statements
December 31, 1999 and 1998
(Data as of and for six months ended June 30, 2000 and 1999 is unaudited)


     1.   Background and Organization
          ---------------------------

     VillageEDOCS,.Inc. (the "Company"), formerly known as VillageFax.com,Inc. and SoftTek Technologies, Inc., was incorporated in 1995 in Delaware and reincorporated in California in 1997. The Company develops and markets Internet-enabled fax services to organizations throughout the United States and internationally.

     2.   Going Concern
          -------------

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit and has incurred significant losses from operations in each year since inception (1995). The Company's losses are continuing and are expected to continue until such time as the Company is able to successfully establish, operate and sufficiently expand its internet-enabled fax services. There can be no assurance that the Company will achieve and maintain profitable operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

     The Company's success is dependent upon numerous items, certain of which are the successful implementation and marketing of its internet-enabled fax services, its ability to obtain new customers in order to achieve levels of revenues adequate to support the Company's current and future cost structure, and its success in obtaining financing for equipment and operations, for which there is no assurance. Unanticipated problems, expenses, and delays are frequently encountered in establishing a new business. These include, but are not limited to, competition, the need to develop customer support capabilities and market expertise, setbacks in product development, technical difficulties, market acceptance and sales and marketing. The failure of the Company to meet any of these conditions could have a materially adverse effect upon the Company and may force the Company to reduce or curtail operations. No assurance can be given that the Company can or will ever operate profitably.

     The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the classification of liabilities that might result from the outcome of these uncertainties.

     Until sufficient revenue levels are achieved, the Company will require additional financing to support its operations. Such sources of financing could include capital infusions, additional equity financing or debt offerings. Management plans to obtain equity financing from existing shareholders and equity financing from new shareholders during the year 2000. Management is actively pursuing both of these financings. If the planned financings are obtained, the Company will have adequate cash to sustain operations until it becomes profitable. There can be no assurance that funding will be available on acceptable terms, if at all, or that such funds, if raised, would enable the Company to achieve and maintain profitable operations.

3.   Summary of Significant Accounting Policies
     ------------------------------------------

          a.  Concentration of Credit Risk
              ----------------------------

          The Company extends credit to its customers and performs ongoing credit evaluations of such customers. The Company does not obtain collateral to secure its accounts receivable. The Company evaluates its accounts receivable on a regular basis for collectibility and provides for an allowance for potential credit losses as deemed necessary.

          b.   Use of Estimates in the Preparation of Financial Statements
               -----------------------------------------------------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c.   Property and Equipment
          ----------------------

     Property and equipment, consisting primarily of computer equipment, software, and furniture, are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major betterments and renewals are capitalized, while routine repairs and maintenance are charged to expense when incurred. The Company leases certain of its computer equipment and software under capitalized and operating lease arrangements.

     The Company assesses the recoverability of property and equipment by determining whether the depreciation and amortization amounts can be recovered through projected undiscounted cash flows. The amount of impairment, if any, is measured based on fair value and is charged to operations in the period in which impairment is determined by management. At December 31, 1999, management has determined that there is no impairment of property and equipment.

     d.   Revenue Recognition
          -------------------

     The Company provides internet-enabled fax services to businesses and charges for these services on a per page faxed basis. These service revenues are recognized in the month such services are performed; clients are then invoiced for these monthly services shortly after the end of the month.

     e.   Product and Technology Development
          ----------------------------------

     Product and technology development expense includes personnel costs relating to developing the features, content and functionality of the Company's internet-enabled fax services and Web site. Product and technology costs are expensed as incurred.

     f.   Advertising
          -----------

     The Company expenses all advertising costs as incurred. There were no advertising costs incurred during the year ended December 31, 1999. The amount incurred for advertising during the year ended December 31, 1998 was $10,770. There were no advertising costs incurred during the six months ended June 30, 2000.

     g.   Income Taxes
          ------------

     The Company accounts for income taxes in accordance with the liability method for financial accounting and reporting purposes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

     h.   Stock Based Compensation
          ------------------------

     The Company has elected to follow the intrinsic method of recognizing employee stock-based compensation. Under this method, compensation expense is recorded only to the extent that the exercise price of stock options granted exceeds the fair market value (FMV) of the Company's stock at the date of grant.

     i.   Reclassifications
          -----------------

     Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation.

     j.   Unaudited interim financial statements
          --------------------------------------

     The accompanying financial information as of and for the six months ended June 30, 2000 and 1999 is unaudited. In the opinion of management, the balance sheet as of June 30, 2000, the statements of operations and cash flows for the six months ended June 30, 2000 and 1999, and the statement of stockholders' equity (deficit) for the six months ended June 30, 2000 present fairly the financial position of VillageEDOCS as of June 30, 2000, and the results of its operations and cash flows for the six month periods ended June 30, 2000 and 1999. All adjustments consisting only of normal recurring adjustments have been made.

     k. Fair Value of Financial Instruments
        -----------------------------------
     The Company's balance sheets include the following financial instruments: cash, accounts receivable and notes payable. The Company considers the carrying amounts in the financial statements to approximate fair value for cash and accounts receivable because of the relatively short period of time between origination and their expected realization. The carrying value of notes payable approximates fair value as the notes bear interest at rates currently available to the Company.

4. Property and Equipment
   ----------------------

Property and equipment consist of the following as of:


                                                      June 30   December 31
                                                        2000        1999
                                                    ---------   -----------
                                                   (unaudited)
    Computer equipment                              $ 134,951     $ 127,145
    Furniture and equipment                            48,072        44,762
    Equipment and software under capital leases       239,706       151,241
                                                    ---------     ---------
                                                      422,729       323,148
    Less-- accumulated depreciation                  (150,475)     (121,175)
                                                    ---------     ---------
                                                    $ 272,254     $ 201,973
                                                    =========     =========

Depreciation expense for the six months ended June 30, 2000 and the year ended December 31, 1999 were $29,211 and $41,840, respectively.

5. Convertible Notes Payable
   -------------------------

In 1997, the Company borrowed $50,000 from a stockholder, bearing interest at 10 percent per annum. The Company did not make any payments on this loan. In June 1999, the note plus accrued interest were exchanged for a convertible note in the amount of $61,570, bearing interest at 10 percent per annum. The note and accrued interest are due at the earlier of one of three events: 1) acquisition of controlling interest in the Company by a third party; 2) June 30, 2002; or 3) the Company achieves equity financing of a minimum of $6,000,000. The stockholder has the option to convert the note plus accrued interest into common stock at $2.50 per share. As an incentive to extend the terms of the note, the Company granted warrants to purchase 49,256 shares of the Company's common stock at $2.50 per share. The Company allocated $20,192 to the value of the warrants using a pro-rata allocation calculation based on fair values and recorded the offsetting amount as a discount on notes payable, which will be amortized over three years.

Beginning in September 1998, the Company borrowed operating funds from two stockholders, bearing interest at 10 percent per annum. In May and June 1999, the related notes, which totaled $470,000 plus accrued interest, were exchanged for two convertible notes in the amounts of $244,245 and $246,177, bearing interest at 10 percent per annum. The notes and accrued interest are due at the earlier of one of three events: 1) May 31, 2002 and June 30, 2002, respectively;
2) acquisition of controlling interest in the Company by a third party; or 3) the Company achieves equity financing of a minimum of $6,000,000.

Total interest expense recognized on all the original and convertible notes was $27,600 for the six months ended June 30, 2000 and $51,300 for the year ended December 31, 1999. All interest on the convertible notes is accrued as of June 30,2000 and December 31, 1999 and is included in accrued liabilities on the accompanying balance sheet.

In April 1998, the Company issued convertible notes payable in the amount of $450,292, bearing interest at 10 percent per annum and an original maturity date of September 1998. Upon issuance, the noteholders received three shares of common stock for every dollar loaned (totaling 1,350,876 shares). The Company allocated $168,560 to the value of the shares using a pro-rata allocation computation based on fair values, with the offsetting amount being recorded as a debt discount and amortized in full as additional interest expense through the original maturity date of September 30, 1998. In addition, the notes were convertible into shares of common stock for every dollar at an exercise price of $0.30 per share. The maturity date of the notes was extended to June 1999 and the Company offered noteholders certain choices including: 1) convert the principal and accrued interest to shares of common stock at $0.30 per share; or 2) convert the principal and accrued interest to common stock at $2.50 per share and receive 7.334 warrants to purchase common stock at $.01 per share, for each share converted. Either alternative results in the same number of shares issued to noteholders after the exercise of the warrants. Notes totaling $450,292 plus accrued interest of $52,606 were converted to common stock in June 1999. As a result of the conversion, the notes and accrued interest are not reported as part of liabilities as of December 31, 1999. The number of shares of common stock that were issued at $0.30 per share was 937,751. The number of shares of common stock that were issued at $2.50 per share was 89,750 and the number of warrants that were issued was 658,877. The Company allocated $305,327 to common stock and $197,571 to warrants. The value allocated to the warrants was based on the relative fair values of the warrants and common stock.

6. Stockholders' Equity (Deficit)
   ------------------------------

     a.   Common Stock Issuances
          ----------------------

     In 1995, the Company committed to issue 5,100,000 shares of its common stock to its founder, which was issued in 1997. The Company's founder agreed to contribute back to the Company 2,525,000 shares and subsequently contributed back to the Company 2,165,511 shares in 1997 and 359,489 shares in 1998.

     During the year ended December 31, 1997, the Company subscribed 1,276,094 shares of its common stock for services rendered. These shares were issued during the year ended December 31, 1998.

     During the year ended December 31, 1998, the Company issued 510,000 shares of its common stock for $102,000 in cash. In addition, the Company issued 1,350,876 shares of its common stock in connection with convertible notes. During the year ended December 31, 1999, these notes were converted to common stock, and 1,017,501 shares were issued upon the conversion (see
     Note 6).

     During the year ended December 31, 1999, the Company completed the sale of 946,628 shares of its common stock at $2.50 per share. Net cash proceeds were $2,254,213 after cash offering costs of $112,357. Additional costs of services related to the offering were paid with the issuance of 47,809 shares of common stock valued at $119,523.

     During the year ended December 31, 1999, the Company issued 18,014 shares of stock valued at $45,035 as payment for consulting services, and 1,000 shares valued at $2,500 as payment on a note payable.

     In June 1999, the shareholders approved an increase in the number of authorized common shares of the Company to 40,000,000.

     During the six months ended June 30, 2000 (unaudited), the Company issued 290,644 shares of common stock in connection with the exercise of warrants.

     During the six months ended June 30, 2000 (unaudited), the Company issued 28,485 shares of common stock valued at $ 71,213 as payment for consulting services.


     b.   Stock Options
          -------------

     During 1997, the Board of Directors of the Company adopted a stock option plan (the "Plan") that authorizes the issuance of options to acquire up to 5,000,000 shares of common stock to employees and certain outside consultants. The Plan allows for the issuance of either non-qualified or incentive stock options pursuant to Section 422 of the Internal Revenue Code. Options vest at the discretion of the Board of Directors as determined at the grant date, but not longer than a ten-year term.

Stock option activity for the six months ended June 30, 2000 (unaudited) and the years ended December 31, 1999 and 1998, is as follows:

                                                    Number       Price per
                                                  of Options       Share
                                                  -----------  --------------
     Outstanding at December 31, 1997              1,274,063    $0.20 - 0.25
       Granted                                       899,730     0.20 - 0.25
       Canceled                                      (60,000)          (0.25)
       Exercised                                           -               -
                                                   ---------    ------------
     Outstanding at December 31, 1998              2,113,793     0.20 - 0.25
       Granted                                     1,218,318     0.25 - 2.50
       Canceled                                     (120,000)          (0.25)
       Exercised                                           -               -
                                                   ---------    ------------
     Outstanding at December 31, 1999              3,212,111    0.20 -  2.50
      Granted                                        469,609            2.50

      Canceled                                      (370,000)   2.25 -  2.50
      Exercised                                            -               -
                                                   ---------    ------------
     Outstanding at June 30, 2000 (unaudited)      3,311,720    $0.20 - 0.25
                                                   =========    ============
     Exercisable at December 31, 1999              1,460,274    $0.20 - 0.25
                                                   =========    ============
     Exercisable at June 30, 2000 (unaudited)      1,747,978    $0.20 - 2.50
                                                   =========    ============
Under the Plan, the exercise price of each option shall not be less than 85 percent of FMV on the date the option is granted. During the year ended December 31, 1999, stock options to purchase 252,837 shares at $0.50 were granted to non-employee consultants. These options vest one year from the date granted. Compensation expense equal to the fair value of the services provided of $510,731 was recorded in the year ended December 31, 1999, and is included in General and administrative expenses in the accompanying statements of operations.

Stock options to purchase 50,000 shares at $1.00, 100,000 shares at $2.125, and 100,000 shares at $0.25 were issued to employees during the year ended December 31, 1999. The difference between the fair value of the Company's stock at date of grant and the exercise price is expensed ratably over the vesting period. The options to purchase shares at $0.25 vested immediately, and the options to purchase shares at $1.00 and $2.125 vest over five years. Compensation expense of $243,125 was recorded for the year ended December 31, 1999 and is included in operating expenses in the accompanying statements of operations. Deferred compensation related to the unvested options totaled $94, 375 and is included in additional paid-in capital in the accompanying balance sheets and statements of stockholders equity' (deficit) at December 31, 1999.

The options for the 252,837 shares to non-employees were granted outside the 1997 Plan. The options issued to employees for 50,000 shares at $1.00 and 100,000 shares at $0.25 were also granted outside the 1997 Plan.

All other stock options that were granted in 1999 and all that were granted in six months ended June 30, 2000 were at or above FMV of the underlying common stock at the date of grant and vest over a five-year period. At June 30, 2000 and December 31, 1999, the weighted average remaining contractual life of outstanding stock options is approximately nine years.

Of the options granted during the year ended December 31, 1998, 689,730 were issued to non-employee consultants. The Company did not record any compensation charge as a result of these option grants because the FMV of these options was deemed to be immaterial.

During 1999, warrants to purchase 162,070 shares of common stock and stock options to purchase 35,481 shares of common stock were issued to employees in lieu of $88,702 in deferred compensation. The warrants and stock options vested immediately and have exercise prices of $0.01 and $2.50, respectively.

     c.   Pro Forma Information
          ---------------------

     The following table presents pro forma disclosure of net income as if the estimated fair value of stock options granted is recorded as compensation expense on a straight-line basis over the vesting period. Adjustments are made for options forfeited prior to vesting.


                                  June 30, 2000     1999          1998
                                 --------------  ------------  ------------
                                   (unaudited)
          As reported              $(1,046,171)  $(1,920,104)  $(1,140,650)
          Pro forma                $(1,046,171)  $(1,945,490)  $(1,172,492)
          Pro forma per share      $     (0.08)  $     (0.16)  $     (0.12)


     The fair values of options granted in 1999 and 1998 were estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

                                                   1999          1998
                                                 --------      --------
          Risk free interest rate                   5.5%          6.2%
          Dividend yield                            0.0%          0.0%
          Volatility factor                         0.0%          0.0%
          Expected life                            5 years       3 years

     The minimum value method was used to calculate the fair value of the options with an exercise price equal to the FMV at grant date.

     The Black Scholes option valuation method was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


7. Income Taxes
   ------------

As the Company incurred net operating losses through June 30, 2000, the provision for income taxes for the periods presented consists of minimum state taxes only. At December 31, 1999 and 1998, the Company had approximately $4,233,234 and $2,637,000, respectively, of federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income; federal and state carryforwards expire in 2019 and 2007, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50 percent over a three year period. At December 31, 1999, the effect of such limitation, if imposed, has not been determined.

Deferred tax assets, consist primarily of the tax effect of net operating loss carryforwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding realizability.


The tax effects that generated the deferred tax assets at December 31, 1999 and 1998 and June 30, 2000 (unaudited) are presented below:

                                                            (unaudited)
                                                         June 30, 2000          1999           1998
                                                         -------------      ----------     -----------
   Deferred tax assets:
     Net operating loss carryforwards                      $ 2,244.094      $1,821,094     $ 1,044,000
     Less valuation allowance                               (2,244.094)     (1,821,094)     (1,044,000)

                                                         ----------------------------------------------

                                                           $         -               -     $         -
                                                         ==============================================

8.   Loss per Share
     --------------

Basic loss per share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. The weighted average number of shares used in the loss per share computation was 12,192,766 and 10,143,627 in the years ended December 31,1999 and 1998, respectively. The weighted average number of shares for the six months ended June 30, 2000 and 1999 were 13,475,466 and 11,484,605, respectively. Potential common shares for the six months ended June 30, 2000 and for the years ended December 31, 1999 and 1998 amounted to 3,967,279, 4,070,181 and 2,113,793, respectively, but have not been included in the net loss per share calculations as they are antidilutive.


9.   Commitments and Contingencies
     -----------------------------

          a.   Leases
               ------

          The Company leases computer equipment, related software and its corporate headquarters under various operating and capital leases. Future minimum scheduled lease payments under these noncancellable leases at December 31, 1999 are as follows:

                                                      Capital   Operating
                                                     ---------  ---------

               2000                                  $  75,586  $  93,362
               2001                                     71,345     75,272
               2002                                     22,549     77,567
               2003                                          -     79,861
               2004                                          -     27,551
                                                     ---------  ---------
               Total minimum lease payments            169,480  $ 353,613
                                                                =========
               Less: amounts representing interest      27,699
                                                     ---------
               Present value of lease obligations      141,781

               Less: current portion                   (59,048)
                                                     ---------
                                                     $  82,733
                                                     =========

     Future minimum scheduled lease payments under these noncancellable leases at June 30, 2000 (unaudited) are as follows:


                                                      Capital   Operating
                                                    ---------   ---------


               2001 (12 months end 6/30/01)         $ 118,817   $ 89,059
               2002                                    88,831     78,444
               2003                                    39,716     73,995
               2004                                         -          -
               2005 (12 months end 6/30/05)                 -          -
                                                    ---------   --------
               Total minimum lease payments         $ 247,364   $241,498
                                                                ========
               Less: amounts representing interest     47,572

               Present value of lease obligations     199,792

               Less: current portion                  (89,727)
                                                    ---------

                                                    $ 110,065
                                                    =========

     The Company occupies its only facility under a lease agreement, which expires in May 2004. Total rent expense for the years ended December 31, 1999 and 1998 was $44,585 and $29,162, respectively.

     Rent expense for the six months ended June 30,2000 and 1999 was $27,770 and $17,113, respectively.

     b.   License Agreements
          ------------------

     The Company had a software development and license agreement with Client Service Technologies, Inc. ("CSTI"), whereby CSTI developed software to inter-operate specifically with the Company's software and granted the Company a license to market the enhanced software. Under the terms of the agreement, the Company paid CSTI $0 and $4,400 in cash for the years ended December 31, 1999 and 1998, respectively. In July 1999, the Company terminated this agreement.

     The Company also had a software development and license agreement with Xpress Ware, Inc. ("XW"), whereby XW developed software to inter-operate specifically with the Company's software and granted the Company a license to market the enhanced software. In March 1999, pursuant to a Technology Agreement, the Company acquired for $40,000 XW software and related technology, of which $30,000 was paid in June 1999 and the remaining $10,000 is due in July 2000. The $40,000 was charged to cost of sales in 1999.

     The Technology Agreement supercedes and cancels the previous agreement between XW and the Company.

     c.  Litigation
         ----------

     The Company is, from time to time, involved in various legal and other proceedings which arise in the ordinary course of operating its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position or results of operations of the Company.

     d.  Consulting and Employee Agreements
         ----------------------------------

     The Company has entered into a variety of consulting and employee agreements for services to be provided to the Company in the ordinary course of business. These agreements call for minimum salary levels and/or option grants and/or common share issuances and various payments upon termination of the agreements (except for cause).

10.  Business Segment Information

The Company operates in one reportable segment of internet - based faxing and related services. In 1999 and the six months ended June 30, 2000, the Company had one significant customer which represented a significant percentage of net sales. Sales to this customer represented 70% and 30% of net sales for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. A significant decline in sales to this customer could have an adverse effect on the Company's operations.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VillageEDOCS, INC.



Dated: October 31, 2000                By: /s/ K. Mason Conner
                                        ---------------------------------
                                        K. Mason Conner
                                        Chief Executive Officer



Dated: October 31, 2000                 By: /s/ Fred J. Barnes
                                        ---------------------------------
                                        Fred J. Barnes
                                        Chief Financial Officer, Principal
                                        Accounting Officer


                                     F-20